UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25                  SEC FILE NUMBER
                                                                  000-32007
                           NOTIFICATION OF LATE FILING          ---------------



(Check One):  [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q
                     [ ]Form 10-D [ ]Form N-SAR [ ]Form N-CSR

          For Period Ended:   6/30/05
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          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:_____________________________________

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 Read Instructions (on back page) Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrants:

Knockout Holdings, Inc.
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Former Name if Applicable:

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Address of Principal Executive Offices (Street and Number)

100 W. Whitehall Avenue
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City, State and Zip Code

Northlake, IL 60164
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X     (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Richard Han                                   (708)         273-6900
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        Name                                      Area Code    Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Form the inception at April 9, 2003 to August 2004, Knockout Holdings, Inc. (the "Company") operated as a development stage company. The Company anticipates that the net losses for the three and six month period ended June 30, 2005 is materially greater than the net losses for the corresponding periods ended June 30, 2004. The increase in net losses is due to increases in product development, ad and promotional costs, personnel costs, facility expenses and legal, consulting and other professional fees.

      A reasonable estimate of the results cannot be made at this time due to the fact that the compilation, dissemination and review of the information required to be presented in the Form 10-QSB has not been completed.


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                             Knockout Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.


Date   August 15, 2005              By   /s/ Richard Han
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                                         Richard Han


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


-----------------------------------ATTENTION------------------------------------
    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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